exemption number 82-3696

06015849

m-real

SUPPL

Interim report

January–June 2006

27 July 2006

dlw 8/8

paperboard products is very high. In the summer we have announced price increases of about five per cent for all our main paper grades effective at the beginning of September."

"The measures required by the EUR 200 million cost savings programme published in 2004 have been defined and are being implemented. As the final measures under the programme we initiated personnel reductions at the Stockstadt, Hallein and Alizay mills. Our organisation has done good work and the efficiency improvement is progressing slightly ahead of the original schedule. However, as a result of the rise in production input and transport costs, the effect of these efficiency measures on our profitability has remained regrettably slight. The search for cost savings and further efficiency improvements will continue under a new programme, which is currently under preparation.

"During the second quarter our gearing ratio exceeded our defined maximum level of one hundred per cent, mainly due to the weak performance development and strategic investments. We are controlling the debt trend through improving financial performance, reducing working capital and restricting investments."

"The result for the third quarter before taxes and non-recurring items is expected to be clearly better than for the second quarter. In spite of the result improving measures in progress, the result for the whole year before taxes will remain negative," says Anttila.

M-REAL CORPORATION
Corporate Communications

For additional information, please contact Hannu Anttila, President and CEO, tel. +358 10 469 4343.

The total deliveries of paper products were 1 039 000 tons (1 080 000). Production curtailments were 63 000 tons (36 000).

Except for the Map Merchant Group, the profitability of all business areas weakened.

The share of results from associated companies was EUR 0 million (-1).

Financial income and expenses totalled EUR -36 million (-18). Translation differences from accounts receivable, accounts payable, financial items and the valuation of currency hedging were EUR -3 million (8). Net interest and other financial expenses were EUR -33 million (-26).

Other financial expenses include a valuation gain on interest rate derivatives of EUR 3 million (4).

Currency and interest rate hedges are used to hedge the future cash flow against the fluctuation in currencies and interest rates. The valuation gains and losses booked are mainly associated with the changes in the exchange rate of the US dollar and the general interest level. As of the third quarter of 2005 M-real has applied partial hedge accounting according to IAS 39 to hedge its dollar cash flow exposure and as of the last quarter of 2005 also to the hedging of the Swedish crown flow position. A valuation gain totalling EUR 19 million has been booked in shareholders' equity for the hedge accounting at the end of June.

At the end of June the exchange rate of the US dollar in euro was 5.0 per cent lower and the rate of the British pound in euro was 0.6 per cent higher than at the end of March. On average the dollar weakened by 4.5 per cent and the pound by 0.3 per cent compared with the previous quarter.

Result before taxes excluding non-recurring items amounted to EUR -57 million (16) and including non-recurring items at -111 million (16).

The result for the second quarter was EUR -103 million (3). Income taxes, including the change in deferred tax liabilities, were EUR 8 million (-13).

Earnings per share were EUR -0.31 (0.01), excluding non-recurring items EUR -0.16 (0.01).

Return on equity was -18.3 per cent (0.5), excluding non-recurring items -9.1 per cent (0.5). Return on capital employed was -5.6 per cent (3.4), excluding non-recurring items -1.2 per cent (3.4).

JANUARY-JUNE COMPARED WITH THE CORRESPONDING PERIOD LAST YEAR

Sales amounted to EUR 2 819 million (Jan-Jun/2005: 2 603). Comparable sales rose by 8.6 per cent.

The operating result was EUR 14 million (-27) excluding non-recurring items and to EUR -40 million (43) including non-recurring items.

The result for last year was burdened by the labour dispute in the Finnish paper industry, which affected the Consumer Packaging and Publishing business areas in particular. As a result, the increase in this year's delivery volumes improved the operating result compared with January-June last year. The result for the period under review was also improved by the rise in sales prices in the Publishing and Office Papers business areas. The result was weakened by the increased energy costs in particular.

The deliveries of paperboard to customers totalled 588 000 tons (512 000). Production was curtailed to correspond to demand by 31 000 tons (21 000).

The total delivery volume of paper products was 2 120 000 tons (2 018 000). Production curtailments were 99 000 tons (118 000).

Of the business areas, Consumer Packaging, Publishing and Map Merchant Group improved their profitability.

The operating result for January-June includes 39 per cent of Metsä-Botnia's operating result. Last year operating result included 47 per cent of Metsä-Botnia's operating result during January-March and 39 per cent during April-June.

The share of results from associated companies was EUR -1 million (-3).

Financial income and expenses totalled EUR -54 million (-106). Translation differences from accounts receivable, accounts payable, financial items and the valuation of currency hedging were EUR 5 million (-26). Net interest and other financial expenses amounted to EUR -59 million (-80). Other financial expenses include a valuation gain for interest rate hedges of EUR 7 million (-17).

At the end of June the exchange rate of the US dollar in euros was 5.1 per cent lower and the rate of the British pound in euros was 2.7 per cent lower than at the end of June 2005. However, on average the dollar strengthened by 4.4 per cent and the pound weakened by 0.1 per cent compared with January-June in 2005.

The result before taxes was EUR -95 million (-66). Result before taxes excluding non-recurring items totalled EUR -41 million (-132).

Result for the period under review was EUR -100 million (-45). Income taxes, including the change in deferred tax liabilities, were EUR -5 million (21).

Earnings per share were EUR -0.30 (-0.14). Earnings per share excluding non-recurring items were EUR -0.15 (-0.35).

Return on equity was -8.9 per cent (-3.7), excluding non-recurring items -4.3 per cent (-9.6).
Return on capital employed was -1.1 per cent (2.2), excluding non-recurring items 1.1 per cent (-0.7).

PERSONNEL

The number of personnel was 15 277 at the end of June (15 154 on 31 December 2005), of which 4 946 worked in Finland (4 488). The effect of corporate transactions on the number of personnel was -169. The number of summer employees was about 450, which resulted in a net increase in personnel of 123 people.

M-real employed an average of 15 207 people during January-June (Jan-Jun/2005: 15 660). The number of personnel of the Group includes 39 per cent of Metsä-Botnia's personnel.

INVESTMENTS

Gross investments in January-June totalled EUR 204 million (Jan-Jun/2005: 203), which includes a share of EUR 97 million (56) of Metsä-Botnia's investments. Metsä-Botnia's share includes EUR 28 million paid for the shares in its subsidiaries and associated companies in Uruguay. Total investments in fixed assets amounted to EUR 176 million.

M-real's share of Metsä-Botnia's investments is based on 39 per cent share of ownership. Last year M-real's share was 47 per cent in January-March and 39 per cent in April-June.

The main shutdown of the investment project at the Simpele paperboard mill was implemented from 20 March to 6 April 2006. The production volume and quality of the products after start up have been according to plan. With the investment, the paperboard production capacity of the Simpele mill will rise to 215 000 tons per year.

MAIN DEVELOPMENT AND EFFICIENCY IMPROVEMENT MEASURES

The main development measures during the January to June period have been the completion of the development programme at the Simpele paperboard mill, the product quality improvement investment at the Alizay mill and the introduction of Kaskinen's BCTMP pulp mainly in M-real's own paper production.

In March 2006, M-real's subsidiary Tako Carton Plant Ltd. decided to centralise the manufacture of folding cartons to the Tampere production plant as part of the operational efficiency improvement programme. As a result, Tako Carton Plant's Järvenpää plant was shut down at the end of June.

On 30 June 2006, M-real sold the French Pont Sainte Maxence speciality paper mill to the German company Arques Industries. A loss of EUR 35 million has been booked from the sale of the mill in the result for the second quarter. The annual capacity of the Pont Sainte Maxence mill is 120 000 tons and it employs about 200 people.

As a result of the efficiency improvement measures during January-June, a reduction of about 600 people has been agreed (not including the personnel of Pont Sainte Maxence). Of these, the reduction of about 200 people concerns units and functions located in Finland and about 400 located elsewhere in Europe.

FINANCING

At the end of June the equity ratio was 35.0 per cent (Dec/2005: 36.6) and the gearing ratio 108 per cent (Dec/2005: 95).

Interest-bearing net liabilities totalled EUR 2 381 million at the end of June (Dec/2005: 2 205). Of the long-term liabilities, 7 per cent were denominated in currencies other than the euro. Of these loans, 74 per cent was subject to variable interest rates and the rest to fixed rates. The average interest rate for the liabilities was 5.0 per cent and the average maturity of long-term liabilities was 4.1 years at the end of June. The interest rate maturity was 10 months at the end of the period; the interest rate maturity has varied between 10 and 16 months during the period.

The cash flow from business operations before investments and financing was EUR 41 million in the second quarter (Jan-Mar/2006: 65). Working capital rose by EUR 57 million from the end of the year.

Of the net currency flow on average, 7 months were hedged at the end of the report period. The degree of hedging has varied between 7 and 9 months during the period; 96 per cent of the shareholders' equity denominated in currencies other than euro was hedged at the end of the report period.

Liquidity is good. Liquidity was EUR 1 454 million at the end of June, of which EUR 1 355 million was binding long-term credit commitments and EUR 99 million liquid assets and investments. In addition, the Group had non-binding domestic and foreign commercial paper programmes and credit limits in use for short-term financing needs at a value of about EUR 600 million.

On 30 June 2006 Standard & Poors Rating Services placed the rating of M-real's long-term credits under watch for a potential decrease of the credit rating from its current level BB-.

SHARES

The highest price of M-real's B share on the Helsinki Stock Exchange was EUR 5.62 during the January to June period, the lowest EUR 3.61 and the average price EUR 4.63. At the end of June the price of the B share was EUR 3.87. The average price in 2005 was EUR 4.36. At the end of last year the price was EUR 4.22.

The exchange of the B share was EUR 1 316 million during the January to June period, or 97 per cent of the shares outstanding. The market value of the A and B shares totalled EUR 1 280 million at the end of June.

Metsäliitto Cooperative owned 38.6 per cent of the shares at the end of June, and the voting rights conferred by these shares was 60.5 per cent. The holding of foreign owners in the shares was 33.4 per cent.

The Annual General Meeting on 13 March 2006 authorized the Board of Directors for one year from the date of the Annual General Meeting to decide on increasing the share capital through one or more rights issues and/or one or more issues of convertible bonds such that in the rights issue or issue of convertible bonds, a total maximum of 58 365 212 M-real Corporation Series B shares with a nominal value of EUR 1.70 can be subscribed for, and that the company's share capital can be increased by a total maximum of EUR 99 220 860.40. The authorization will confer the right to disapply shareholders' pre-emptive right to subscribe for new shares and/or issues of convertible bonds and to decide on the subscription prices and other terms and conditions. Shareholders' pre-emptive subscription rights can be disapplied providing that there is a significant financial reason for the company to do so, such as strengthening of the company's balance sheet, making possible business structuring arrangements or taking other measures for developing the company's business operations. The Board of Directors may not disapply the pre-emptive subscription rights on behalf of a related party.

STRATEGY REVIEW

On 13 March, M-real's Board of Directors has initiated a strategic review of M-real's current business portfolio, with a view to M-real exploring potential benefits of participation in the consolidation and restructuring of the European paper industry. At the moment no estimate on the potential conclusions of the strategy review can be presented.

METSÄ-BOTNIA'S URUGUAY PULP MILL PROJECT

Metsä-Botnia's Uruguay pulp mill investment is progressing as planned according to its schedule and budget. The mill, which will produce one million tons of pulp, is expected to start up in the third quarter of 2007. At the end of June about 2 600 people were working in the project.

EVENTS AFTER THE REPORT PERIOD

On 7 July 2006 Moody's Investor Service notified that it would reduce M-real's Ba3 credit rating to level B2. The rating outlook remained negative. The effect of the change in credit rating on M-real's current financial costs is about EUR 2.5 million per year.

Argentina has appealed to the International Court of Justice in The Hague regarding the Uruguay pulp mill projects (Botnia and the Spanish ENCE). Argentina requested the Court to order a prohibition of measures for the mill projects. The International Court of Justice in The Hague published its resolution on 13 July 2006. The Court stated there were no grounds on which to order the pulp mill projects to be interrupted, so the construction work for the Botnia pulp mill in Uruguay continues according to plan.

NEAR TERM OUTLOOK

The demand for M-real's main products was fairly good in the second quarter, though weaker than in the first quarter primarily for seasonal reasons. In the third quarter the demand for the main products is expected to improve to some extent.

The price of uncoated fine paper was increased slightly during the second quarter. The price of coated fine paper sheets was also increased in Continental Europe, but the effect of the increase on the average price remained slight. M-real has announced price increases for all its main paper grades and they will enter into force as of the beginning of September. The average prices of both fine papers and coated magazine paper are expected to be at a somewhat higher level in the third quarter than in the second quarter. The market price of folding boxboard is expected to remain stable.

The measures required by the cost savings programme published in 2004 have been defined and are being implemented. The planning for a new cost savings and efficiency improvement programme has been started. The programme will take a more detailed shape during the third quarter.

M-real's result for the third quarter before taxes and non-recurring items is expected to be clearly better than for the second quarter. Despite the result improving measures in progress, the year-end result before taxes will remain negative.

Espoo, 27 July 2006

THE BOARD OF DIRECTORS

BUSINESS AREAS AND MARKET DEVELOPMENT

Consumer Packaging

	II 06	I 06	IV 05	III 05	II 05	I-II 06	I-II 05	II 06/I 06 change
Sales	237	257	231	196	199	494	437	-7.8%
EBITDA	24	44	37	33	6	68	55	-45.5%
EBITDA, %	10.1	17.1	16.0	16.8	3.0	13.8	12.6	
Operating result	2	24	16	14	-16	26	11	
Operating result, %	0.8	9.3	6.9	7.1	-8.0	5.3	2.5	
Non-recurring items	0	0	0	0	0	0	0	
Return on capital employed, %	1.3	10.9	7.8	6.7	-6.9	6.1	2.8	
Return on capital employed excluding non-recurring items, %	1.3	10.9	7.8	6.7	-6.9	6.1	2.8	
Deliveries, 1 000 tons	284	304	268	226	231	588	512	-6.6%
Paperboard production, 1 000 tons	270	299	272	292	128	569	421	-9.7%

EBITDA = Earnings before interest, taxation, depreciation and amortization

The second quarter compared with the previous quarter

The operating result of the Consumer Packaging business area for the second quarter was EUR 2 million (Jan-Mar/2006: 24).The result does not include non-recurring items.

The operating result was mainly weakened by the investment shutdown at the Simpele mill and the strike of Finnish paper workers. In addition, the result was weakened by the lower delivery volume and the weakened US dollar.

Total deliveries by Western European folding boxboard producers decreased by 5 per cent compared with the previous quarter. During the corresponding period, M-real's deliveries of folding boxboard decreased by 6 per cent. The sales price of folding boxboard denominated in euros was slightly lower than in the previous quarter mainly due to the strengthening of the euro. The delivery volume of liner decreased from the first quarter. The average prices remained unchanged.

January-June compared with the corresponding period in 2005

The business area's operating result for January-June totalled EUR 26 million (Jan-Jun/2005: 11). The corresponding period in 2005 was weakened by the decreases in production and delivery volumes caused by the labour dispute in the Finnish paper industry and the decrease in product inventories. The profitability of the current year is mainly weakened by the rising energy costs.

Total deliveries by Western European folding boxboard producers increased by 7 per cent compared with the corresponding period last year. M-real's deliveries were 14 per cent higher. Last year's delivery volumes remained lower than normal due to the labour dispute in the Finnish paper industry. The price of folding boxboard denominated in euros was at the level of the corresponding period last year.

The delivery volume of liner was clearly higher than last year. The average price was at the level of the corresponding period last year.

Publishing

	II 06	I 06	IV 05	III 05	II 05	I-II 06	I-II 05	II 06/I 06 change
Sales	216	225	230	181	177	441	385	-4.0%
EBITDA	23	32	34	35	0	55	29	-28.1%
EBITDA, %	10.6	14.2	14.8	19.3	0.0	12.5	7.5	
Operating result	2	11	13	14	-21	13	-13	
Operating result, %	0.9	4.9	5.7	7.7	-11.9	2.9	-3.6	
Non-recurring items	0	0	0	0	-2	0	-2	
Return on capital employed, %	0.9	4.1	4.8	5.6	-7.7	2.5	-2.3	
Return on capital employed excluding non-recurring items, %	0.9	4.1	4.8	5.6	-7.0	2.5	-2.0	
Deliveries, 1 000 tons	306	318	326	257	256	624	563	-3.8%
Production, 1 000 tons	270	307	315	294	155	577	463	-12.1%

EBITDA = Earnings before interest, taxation, depreciation and amortization

The second quarter compared with the previous quarter

The Publishing business area's second quarter operating result was EUR 2 million (Jan-Mar/2006: 11). The result does not include non-recurring items. The operating result was primarily weakened by the decrease in product inventories, the lower delivery volume and the strike by the Finnish paper workers. Prices remained at previous quarter's level.

Total deliveries by Western European coated magazine paper producers decreased by one per cent. The delivery volume of the Publishing business area decreased by 4 per cent.

January-June compared with the corresponding period in 2005

The business area's operating result for January-June totalled EUR 13 million (Jan-Jun/2005: -13). Last year's operating result was significantly weakened by the labour dispute in the Finnish paper industry. This year's result was improved by the increase in the average sales price and the cost savings measures implemented. The result was weakened by the rise in the price of energy.

Total deliveries by Western European coated magazine paper producers decreased by one per cent compared with the corresponding period last year. The delivery volume of the Publishing business area increased by 11 per cent.

Commercial Printing

	II 06	I 06	IV 05	III 05	II 05	I-II 06	I-II 05	II 06/I 06 change
Sales	380	394	376	381	368	774	731	-3.6%
EBITDA	-26	24	3	25	9	-2	31	
EBITDA, %	-6.8	6.1	0.8	6.6	2.4	-0.3	4.2	
Operating result	-51	-2	-41	0	-17	-53	-21	
Operating result, %	-13.4	-0.5	-10.9	0.0	-4.6	-6.8	-2.9	
Non-recurring items	-41	0	-29	0	-1	-41	0	
Return on capital employed, %	-16.2	-0.5	-13.7	0.0	-5.5	-8.6	-3.2	
Return on capital employed excluding non-recurring items, %	-3.2	-0.5	-3.9	0.0	-5.1	-1.9	-3.2	
Deliveries, 1 000 tons	481	497	469	480	464	978	917	-3.2%
Production, 1 000 tons	494	509	476	482	452	1003	922	-2.9%

EBITDA = Earnings before interest, taxation, depreciation and amortization

The second quarter compared with the previous quarter

The Commercial Printing business area's second quarter operating result was EUR -51 million (Jan-Mar/2006: -2). Non-recurring costs of EUR 41 million are included in the result for the second quarter. The amount consists of the sales loss of the Pont Sainte Maxence mill and the business area's share of restructuring costs of the Stockstadt and Hallein mills.

Profitability was mainly weakened by the seasonally lower delivery and production volumes.

Total deliveries by Western European coated fine paper producers decreased by 7 per cent. M-real's deliveries of coated fine paper decreased by 5 per cent. The average sales price denominated in euros was at the level of the previous quarter. The price of speciality papers increased as a result of price increases and an improved product mix.

January-June compared with the corresponding period in 2005

The business area's operating result for January-June was EUR -53 million (-21). The result includes non-recurring costs of EUR 41 million booked in the second quarter. Profitability was improved by the 7 per cent increase in the business area's delivery volume and decreased fixed costs. The average prices were at last year's level. The result was significantly weakened by the increase in fibre and energy costs.

Total deliveries by Western European coated fine paper producers increased by 6 per cent. M-real's delivery volume of coated fine paper increased by 8 per cent compared with last year. Deliveries increased the most in Europe and North America.

Office Papers

	II 06	I 06	IV 05	III 05	II 05	I-II 06	I-II 05	II 06/I 06 change
Sales	174	183	167	174	187	357	363	-4.9%
EBITDA	-2	20	18	13	5	18	25	
EBITDA, %	-1.1	10.9	10.8	7.5	2.7	5.0	6.9	
Operating result	-17	4	3	-3	-10	-13	-5	
Operating result, %	-9.8	2.2	1.8	-1.7	-5.3	-3.6	-1.4	
Non-recurring items	-10	0	0	0	-12	-10	-9	
Return on capital employed, %	-9.0	2.2	1.6	-1.1	-5.1	-3.4	-1.3	
Return on capital employed excluding non-recurring items, %	-3.7	2.2	1.6	-1.1	1.0	-0.7	0.9	
Deliveries, 1 000 tons	251	266	242	254	279	517	538	-5.6%
Production, 1 000 tons	252	264	258	260	268	516	516	-4.5%

EBITDA = Earnings before interest, taxation, depreciation and amortization

The second quarter compared with the previous quarter

The operating result of the Office Papers business area for the second quarter was EUR -17 million (Jan-Mar/2006: 4). The result includes a non-recurring cost of approx EUR 10 million, which is the business area's share of the non-recurring expense reserve of EUR 13 million related to the operational efficiency improvement programme at the Alizay mill. As a result of the programme, the number of personnel at the mill is expected to be reduced by about 100 people. In addition, the renewal of the paper machine's former and an extensive maintenance shutdown of the pulp mill were simultaneously implemented at the Alizay mill in April. The shutdown lasted close to three weeks.

Total deliveries by Western European uncoated fine paper producers decreased by 4 per cent. Office Papers business area's product delivery volume decreased by 6 per cent. Sales prices remained at the level of the previous quarter on average.

January-June compared with the corresponding period in 2005

The business area's operating result excluding non-recurring items for January-June totalled EUR -3 million (4). The result was weakened by the rise in energy costs. On the other hand, the result was improved by the increase in average sales price and delivery volume.

Total deliveries by Western European uncoated fine paper producers increased by 2 per cent. The delivery volume of the Office Papers business area decreased by 4 per cent.

M-REAL GROUP (all figures unaudited)

CONDENSED CONSOLIDATED INCOME STATEMENT

EUR million	1-6/2006	1-6/2005	Change	1-12/05	4-6/06
Continuing operations:					
Sales	**2 819**	**2 603**	**216**	**5 241**	**1 378**
Other operating income	69	139	-70	206	32
Operating expenses	-2 743	-2 508	-235	-5 008	-1 393
Depreciation and impairment losses	-185	-191	6	-403	-92
Operating result	**-40**	**43**	**-83**	**36**	**-75**
% of sales	-1.4	1.7		0,7	-5.4
Share of results in associated companies	-1	-3	2	-2	0
Net exchange gains and losses	5	-26	31	-33	-3
Other financial income and expenses, net	-59	-80	21	-115	-33
Result before taxes	**-95**	**-66**	**-29**	**-114**	**-111**
% of sales	-3.4	-2.5		-2.2	-8.1
Income taxes	-5	21	-26	34	8
Result for the period	**-100**	**-45**	**-55**	**-80**	**-103**
% of sales	-3.5	-1.7		-1.5	-7.5
Attributable to:					
Shareholders of parent company	-100	-45	-55	-81	-102
Minority interest	0	0	0	1	-1
Earnings per share for result attributable to the shareholders of parent company, euros	-0.30	-0.14	-0.16	-0.25	-0.31

CONDENSED CONSOLIDATED BALANCE SHEET

EUR million	30.6.2006	%	30.6.2005	%	31.12.2005	%
ASSETS						
Non-current assets						
Intangible assets	665	10.6	647	10.6	654	10.3
Tangible assets	3 174	50.5	3 137	51.5	3 178	50.2
Biological assets	43	0.7	31	0.5	36	0.6
Shares in associated and other companies	115	1.8	113	1.9	114	1.8
Interest bearing receivables	38	0.6	42	0.7	46	0.7
Deferred tax receivables	32	0.5	41	0.7	33	0.5
Other non-interest bearing receivables	13	0.2	24	0.4	23	0.4
	4 080	64.9	**4 035**	66.3	**4 084**	64.5
Current assets						
Inventories	737	11.7	632	10.4	749	11.8
Receivables						
Interest bearing receivables	169	2.7	180	3.0	167	2.7
Non-interest bearing	1 202	19.1	1 112	18.2	1 215	19.2
Cash and cash equivalents	99	1.6	129	2.1	112	1.8
	2 207	35.1	**2 053**	33.7	**2 243**	35.5
Total assets	**6 287**	100.0	**6 088**	100.0	**6 327**	100.0
SHAREHOLDERS' EQUITY AND LIABILITIES						
Shareholders' equity						
Equity attributable to shareholders of parent company	2 142	34.1	2 308	37.9	2 271	35.9
Minority interest	58	0.9	30	0,5	45	0.7
Total equity	**2 200**	35.0	**2 338**	38.4	**2 316**	36.6
Non-current liabilities						
Deferred tax liabilities	329	5.2	368	6.0	336	5.3
Post employment benefit obligations	204	3.2	215	3.5	211	3.3
Provisions	66	1.0	52	0.9	62	1.0
Other non-interest bearing liabilities	48	0.8	95	1.6	60	0.9
Interest bearing liabilities	2 123	33.8	1 614	26.5	1 877	29.7
	2 770	44.0	**2 344**	38.5	**2 546**	40.2
Current liabilities						
Non-interest bearing liabilities	753	12.0	676	11.1	813	12.9
Interest bearing liabilities	564	9.0	730	12.0	652	10.3
	1 317	21.0	**1 406**	23.1	**1 465**	23.2
Total liabilities	**4 087**	65.0	**3 750**	61.6	**4 011**	63.4
Total shareholders' equity and liabilities	**6 287**	100.0	**6 088**	100.0	**6 327**	100.0

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

EUR million	1-6/06	1-6/05	1-12/05	4-6/06
Cash flow from Operating Activities				
Result for the period	-100	-45	-80	-103
Adjustments to the result, total	263	267	480	136
Change in working capital	-57	-9	-82	8
Cash flow arising from Operations	**106**	**213**	**318**	**41**
Finance costs, net	-51	-78	-136	-21
Income taxes paid	-15	-23	-46	-10
Net cash flow arising from Operating Activities	**40**	**112**	**136**	**10**
Investments in intangible and tangible assets	-204	-203	-452	-101
Asset sales and other investing cash flow	12	314	312	10
Net cash flow arising from Investing Activities	**-192**	**111**	**-140**	**-91**
Minority's share in share issue	23	0	12	4
Changes in loans and in other financial items	157	-298	-100	67
Dividends paid	-39	-39	-39	0
Net cash flow arising from Financial Activities	**141**	**-337**	**-127**	**71**
Changes in Cash and Cash Equivalents	**-11**	**-114**	**-131**	**-10**
Cash and Cash Equivalents at beginning of period	112	242	242	110
Translation adjustments	-2	1	1	-1
Changes in Cash and Cash Equivalents	-11	-114	-131	-10
Cash and Cash Equivalents at end of period	99	129	112	99

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

EUR million	Share capital	Share premium fund	Translation differences	Fair value and other reserves	Retained earnings	Minority interest	Total
Shareholders' equity Jan 1, 2005, IFRS	558	667	6	2	1 160	37	2 430
Translation differences							0
Net expenses recognised directly in equity				-2			-2
Change in minority interest during the period						7	7
Result for the period					-81	1	-80
Total recognised income for the period				-2	-81	8	-75
Dividends paid					-39		-39
Shareholders' equity Dec 31, 2005, IFRS	558	667	6	0	1 040	45	2 316
Translation differences			-8				-8
Net expenses recognised directly in equity				18			18
Change in minority interest during the period						13	13
Result for the period					-100	0	-100
Total recognised income for the period			-8	18	-100	13	-77
Dividends paid					-39		-39
Shareholders' equity June 30, 2006, IFRS	558	667	-2	18	901	58	2 200

KEY RATIOS

	1-6/2006	1-6/2005	1-12/2005	4-6/2006
Sales, EUR million	2 819	2 603	5 241	1 378
Operating result, EUR million	-40	43	36	-75
excl. non-recurring items	14	-27	4	-21
Result before taxes, EUR million	-95	-66	-114	-111
excl. non-recurring items	-41	-132	-142	-57
Result for the period, EUR million	-100	-45	-80	-103
Earnings per share, EUR	-0.30	-0.14	-0.25	-0.31
excl. non-recurring items EUR	-0.15	-0.35	-0.35	-0.16
from continuing operations EUR	-0.30	-0.14	-0.25	-0.31
from discontinued operations EUR	0.00	0.00	0.00	0.00
Return on equity, %	-8.9	-3.7	-3.4	-18.3
excl. non-recurring items, %	-4.3	-9.6	-4.8	-9.1
Return on capital employed, %	-1.1	2.2	1.2	-5.6
excl. non-recurring items, %	1.1	-0.7	0.5	-1.2
Equity ratio, %	35.0	38.4	36.6	35.0
Gearing ratio, %	108	85	95	108
Shareholders' equity per share, EUR	6.53	7.03	6.92	6.53
Interest-bearing net liabilities, EUR million	2 381	1 993	2 205	2 381
Gross capital expenditure, EUR million	204	203	452	101
Personnel at the end of the period	15 277	15 964	15 154	15 277

SECURITIES AND GUARANTEES

EUR million	6/06	6/05	12/05
For own loans	101	139	108
For associated companies	1	1	1
For affiliated companies	5	5	5
For others	10	11	11
Total	117	156	125

OPEN DERIVATIVE CONTRACTS EUR million	6/06	6/05	12/05
Interest rate derivatives	3 302	10 971	7 416
Currency derivatives	3 577	4 097	5 365
Other derivatives	116	23	54
Total	6 995	15 091	12 835

The fair value of open derivative contracts calculated at market value at the end of the review period was EUR 12.0 million (EUR -37.3 million Dec 31, 2005 and EUR -41.8 million June 30, 2005).

Also include other closed contracts to a total amount of EUR 3 134.7 million (EUR 8 164.8 million Dec 31, 2005 and EUR 6 268.9 million June 30, 2005).

QUARTERLY INFORMATION

SALES BY SEGMENTS EUR million	I-II 06	I-II 05	II 06	I 06	IV 05	III 05	II 05	2005
Consumer Packaging	494	437	237	257	231	196	199	864
Publishing	441	385	216	225	230	181	177	796
Commercial Printing	774	731	380	394	376	381	368	1488
Office Papers	357	363	174	183	167	174	187	704
Map Merchant Group	719	692	354	365	357	341	351	1390
Internal sales and other operations	34	-5	17	17	8	-4	-23	-1
GROUP TOTAL	2819	2603	1378	1441	1369	1269	1259	5241

OPERATING RESULT BY SEGMENTS, EUR million	I-II 06	I-II 05	II 06	I 06	IV 05	III 05	II 05	2005
Consumer Packaging	26	11	2	24	16	14	-16	41
Publishing	13	-13	2	11	13	14	-21	14
Commercial Printing	-53	-21	-51	-2	-41	0	-17	-62
Office Papers	-13	-5	-17	4	3	-3	-10	-5
Map Merchant Group	14	13	7	7	0	5	7	18
Other operations	-27	58	-18	-9	-18	-10	-15	30
Operating result	**-40**	**43**	**-75**	**35**	**-27**	**20**	**-72**	**36**
% of sales	-1.4	1.7	-5.4	2.4	-2.0	1.6	-5.7	0.7
Share of result in associated companies	-1	-3	0	-1	2	0	-4	-2
Net exchange gains and losses	5	-26	-3	8	-7	0	-15	-33
Other financial income and expenses, net	-59	-80	-33	-26	-17	-19	-52	-115
Result on continuing operations before tax	**-95**	**-66**	**-111**	**16**	**-49**	**1**	**-143**	**-114**
Income tax	-5	21	8	-13	11	2	21	34
Result on continuing operations	**-100**	**-45**	**-103**	**3**	**-38**	**3**	**-122**	**-80**
Result on discontinued operations	0	0	0	0	0	0	0	0
Result for the period	**-100**	**-45**	**-103**	**3**	**-38**	**3**	**-122**	**-80**
Minority interest	0	0	1	-1	2	-1	1	-1
Profit/loss attributable to shareholders of parent company	**-100**	**-45**	**-102**	**2**	**-36**	**2**	**-121**	**-81**
Earning per share adjusted for share issue, EUR	-0.30	-0.14	-0.31	0.01	-0.13	0.01	-0.37	-0.26

NON-RECURRING ITEMS	I-II 06	I-II 05	II 06	I 06	IV 05	III 05	II 05	2005
Consumer Packaging	0	0	0	0	0	0	0	0
Publishing	0	-2	0	0	0	0	-2	-2
Commercial Printing	-41	0	-41	0	-29	0	-1	-29
Office Papers	-10	-9	-10	0	0	0	-12	-9
Map Merchant Group	0	0	0	0	-4	0	0	-4
Other operations	-3	81	-3	0	-5	0	0	76
Non-recurring items in operations, total	**-54**	**70**	**-54**	**0**	**-38**	**0**	**-15**	**32**
Non-recurring financial items	**0**	**-4**	**0**	**0**	**0**	**0**	**-4**	**-4**
Non-recurring items, total	**-54**	**66**	**-54**	**0**	**-38**	**0**	**-19**	**28**
Operating result excl. non-recurring items	14	-27	-21	35	11	20	-57	4
% of sales	0.5	-1.0	-1.5	2.4	0.8	1.6	-4.5	0.1
Result before taxes, result excl. non-recurring items	-41	-132	-57	16	-11	1	-124	-142
% of sales	-1.5	-5.1	-4.1	1.1	-0.8	0.1	-9.8	-2.7
Earnings per share, excl. non-recurring items	-0.15	-0.35	-0.16	0.01	-0.01	0.01	-0.32	-0.35
Return on equity, excl. non-recurring items	-4.3	-9.6	-9.1	0.5	-0.5	0.4	-17.6	-4.8
Return on capital employed, excl. non-recurring items	1.1	-0.7	-1.2	3.4	1.4	2.3	-0.3	0.5

RETURN ON CAPITAL EMPLOYED, %	I-II 06	I-II 05	II 06	I 06	IV 05	III 05	II 05	2005
Consumer Packaging	6.1	2.8	1.3	10.9	7.8	6.7	-6.9	4.8
Publishing	2.5	-2.2	0.9	4.1	4.8	5.6	-7.7	1.3
Commercial Printing	-8.6	-3.2	-16.2	-0.5	-13.7	0.0	-5.5	-4.9
Office Papers	-3.4	-1.3	-9.0	2.2	1.6	-1.1	-5.1	-0.5
Map Merchant Group	8.5	8.8	8.2	8.7	2.1	4.5	9.3	6.0
GROUP TOTAL	-1.1	2.2	-5.6	3.4	-1.8	2.3	-5.7	1.2

CAPITAL EMPLOYED EUR million	06/06	03/06	12/05	9/05	6/05	3/05	12/04
Consumer Packaging	907	917	878	857	835	894	943
Publishing	1094	1124	1094	1077	1056	1121	1132
Commercial Printing	1243	1273	1178	1204	1225	1249	1313
Office Papers	746	754	762	764	780	805	818
Map Merchant Group	318	323	324	315	308	306	301
Other assets	578	514	610	506	479	476	428
GROUP TOTAL	4886	4904	4846	4723	4683	4851	4935

Segments' capital employed includes segments' assets (= goodwill, other intangible assets, tangible assets, biological assets, investments in associated companies, inventories and accounts receivables, prepayment and accrued income (excluding interest and tax items)) deducted by segments' liabilities (= accounts payable, advances received and accruals and deferred income (excluding interest and tax items)).

PERSONNEL Average	I-II 2006	I-II 2005	I-IV 2005
Consumer Packaging	2 629	2 677	2 667
Publishing	1 468	1 483	1 486
Commercial Printing	4 620	4 860	4 816
Office Papers	1 847	1 969	1 948
Map Merchant Group	2 506	2 521	2 515
Other operations	2 137	2 150	2 146
GROUP TOTAL	15 207	15 660	15 578

DELIVERIES 1000 tons	I-II 06	I-II 05	II 06	I 06	IV 05	III 05	II 05	2005
Consumer Packaging	588	512	284	304	268	226	231	1006
Publishing	624	563	307	318	326	257	256	1146
Commercial Printing	978	917	481	497	469	480	464	1866
Office Papers	517	538	251	266	242	254	279	1034
Paper businesses total	2120	2018	1040	1080	1037	991	999	4046
Map Merchant Group	717	675	354	363	347	337	343	1359

PRODUCTION 1000 tons	I-II 06	I-II 05	II 06	I 06	IV 05	III 05	II 05	2005
Consumer Packaging	569	421	270	299	272	292	128	985
Publishing	577	463	270	307	315	294	155	1072
Commercial Printing	1003	922	494	509	476	482	452	1880
Office Papers	516	516	252	264	258	260	268	1034
Paper mills total	2096	1901	1016	1079	1048	1036	875	3985
Metsä-Botnia's pulp [1)]	485	415	234	251	252	234	108	901
M-real's pulp	862	733	422	440	421	379	350	1533

[1)] Equals to M-real's ownership in Metsä-Botnia (39% as from II 05, 47% until I 05).

M-REAL CORPORATION

Hannu Anttila
President and CEO

M-real Corporation Stock Exchange Bulletin 27.7.2006 at 2 p.m.

M-REAL APPOINTS GREGORY GETTINGER EXECUTIVE VICE PRESIDENT OF PUBLISHING BUSINESS AREA

Mr Gregory Gettinger (43, PhD, Marketing Technology) has been appointed Executive Vice President of Publishing business area, M-real Corporation, effective January 1 2007. Gettinger will report to Hannu Anttila, President and CEO and he will be a member of the Corporate Executive Board.

Gettinger has vast experience of international senior management positions in paper industry. He has been operating several years in sales management in German speaking Europe. Among others Gettinger has been earlier Managing Director of M-real's sales company in Germany. At the moment he is responsible for the marketing and sales of M-real's publishing papers in Central and Eastern Europe.

September 1 2006 Gettinger will start as Senior Vice President, Development of Publishing business area reporting the rest of the year to Aarre Metsävirta, Senior Executive Vice President. Aarre Metsävirta will retire in the spring of 2007.

For additional information please contact Hannu Anttila, President & CEO, tel. +358 10 469 4343.